**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM ABS-15G**
**ASSET-BACKED SECURITIZER**
**REPORT PURSUANT TO SECTION 15G OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

☒   Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period January 1, 2023 to December 31, 2023

# ROBINHOOD CREDIT, INC.

**(Exact name of securitizer as specified in its charter)**

| | |
|---|---|
| Date of Report (Date of earliest event reported) | February 13, 2024 |
| Commission File Number of securitizer: | N/A |
| Central Index Key Number of securitizer: | 0001989679 |

Louis Shansky, Director and Associate General Counsel
(269) 888-4709

(Name and telephone number, including area code, of the person to
contact in connection with this filing)

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1) ☐

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) ☐

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) ☒

☐   Rule 15Ga-2 under the Exchange Act (17 CFR 240.15Ga-2)

Central Index Key of depositor: _____

_____
(Exact name of issuing entity as specified in its charter)

Central Index Key Number of issuing entity (if applicable): _____
Central Index key Number of underwriter (if applicable): _____

---

Name and telephone number, including area code, of the person to
contact in connection with this filing

## INFORMATION TO BE INCLUDED IN THE REPORT

**Item 1.02 Periodic Filing of Rule 15Ga-1 Representations and Warranties Disclosure**

Pursuant to Rule 15Ga-1(c)(2)(ii), Robinhood Credit, Inc. (formerly X1 Inc.) has indicated by check mark that there is no activity to report for the calendar year ended December 31, 2023.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2024

**ROBINHOOD CREDIT, INC.**
(Securitizer)

By: /s/ Shiv Verma
Name:  Shiv Verma
Title:   Chief Financial Officer